October 12, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Biocept, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-213111)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC and Feltl and Company, Inc. (the “Underwriters”) hereby join in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (Eastern time) on Thursday, October 13, 2016, or as soon thereafter as practicable.

In making this request the Underwriters acknowledge that they are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from September 29, 2016 through the date hereof, the undersigned effected the following approximate distribution of copies of the Company’s Preliminary Prospectuses dated September 29, 2016 and October 11, 2016:

(i)	726 copies to prospective institutional investors;
(ii)	323 copies to prospective individual investors; and
(iii)	15 copies to broker/dealers.

Very truly yours,

ROTH Capital Partners, LLC

By: /s/ Aaron M. Gurewitz

Name:Aaron M. Gurewitz

Title:Head of Equity Capital Markets

Feltl and Company, Inc.

By: /s/ Chris R. Pravecek

Name:Chris R. Pravecek

Title:Director of Investment Banking

1